SHEARMAN & STERLING

FAX: (44 20) 7655-5500

BROADGATE WEST
9 APPOLD STREET
LONDON EC2A 2AP, ENGLAND
(44-20) 7655-5000

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WRITER'S DIRECT NUMBER:

+44-(0)20-7655-5558

January 18, 2002

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Novartis AG
Current Report on Form 6-K (Commission File No. 1-15024)

Ladies and Gentlemen:

On behalf of Novartis AG, please find enclosed a copy of a Report on Form 6-K dated January 18, 2002, submitted electronically through EDGAR, under the Securities Exchange Act of 1934, as amended.

If the Staff wishes to discuss this matter at any time, please telephone (collect) any of James M. Bartos, Louis Lehot or the undersigned in our London office at (44-207) 655-5000.

Very truly yours,

Eurydice Goulet
Legal Assistant

Enclosure

cc: New York Stock Exchange (Listed Securities Library)
    George Miller (Novartis AG)
    James M. Bartos (Shearman & Sterling)
    Louis Lehot (Shearman & Sterling)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 18, 2002

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this
form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _   No X

Enclosure:

1. Invitation for the Full Year Results 2001 Presentation.

Investor Relations   **Novartis International AG**
CH-4002 Basel
Switzerland
Karen J. Huebscher, Ph.D.
Tel + 41 61 324 8433
Nafida Bendali
Tel + 41 61 324 3514
Sabine Moravi, MBA
Tel +41 61 324 8989
Silke Zentner
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 2462
Fax +41 61 324 8444
Internet Address:
http://www.novartis.com

 **NOVARTIS**

- Full Year Results 2001 -

The Executive Committee of Novartis has great pleasure in inviting you to the presentation of the 2001 results and business developments. The meeting will take place on

Thursday, February 7, 2002

At 1.30 PM for a 2.00 PM prompt start at the

Kongresszentrum in Basel

Messeplatz 21

Basel, <u>Switzerland</u>

Following the presentation, refreshments will be served.

We hope that you will be able to attend. Please find attached a reply form for your convenience.

- Reply form -

❏   I will attend the **Basel Presentation on February 7, 2002**

❏   I will follow the presentation on the Internet

First name   _____

Last name   _____

Company   _____

Address   _____

                           _____

Fax   _____

E-mail   _____

Please send your response by mail or fax no later than February 1, 2002 to:

Novartis International AG

Raquel Rodriguez

Lichtstrasse 35

CH-4002 Basel

Fax # + 41 61 324 8444

E-mail: raquel.rodriguez@group.novartis.com

- Full Year Results 2001 webcast and dial-in numbers -

If you wish to follow our Full Year Results presentation as a webcast on the Internet, please use the following link:
http://www.novartis.com/investors/index.shtml

If you prefer to dial into the conference through a telephone line we also offer the following dial-in numbers. The presentations will be available on the website and least 1 hour prior to the start of the event.

Date:	Thursday, February 7, 2002	
Time:	Advisable: dial-in 15 minutes before	
	2.00 p.m. Switzerland	
	1.00 p.m. UK	
	8.00 a.m. New York	
Phone numbers:	+41 (0) 848 22 41 11	Europe
	+1 800 860 24 42	USA

Playback for 72 hrs after the call commencing

Date:	Thursday, February 7, 2002	
Time:	6.00 p.m. (Switzerland)	
	5.00 p.m. (UK)	
	12.00 p.m. (New York)	
Phone numbers:	+41 (0) 848 72 25 00	Europe
	+1 877 344 75 29	USA
Code:	539#	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: January 18, 2002

By: /s/ RAYMUND BREU

Name: Raymund Breu
Title: Chief Financial Officer